KW
3/4/14

[redacted]

14046208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Road, Suite A
(No. and Street)

Greensburg	PA	15601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony C. Hladek 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/18/14

OATH OR AFFIRMATION

I, Anthony C. Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Karen S. Ellenberger, Notary Public
Salem Twp., Westmoreland County
My Commission Expires Nov. 30, 2014
Member, Pennsylvania Association of Notaries

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trustmont Financial Group, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2013

D A M R A T O S K I

Trustmont Financial Group, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2013

Trustmont Financial Group, Inc.

Financial Statements
and Supplementary Information

Year Ended
December 31, 2013

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have audited the accompanying financial statements of Trustmont Financial Group, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Damratoski & Company PC
Certified Public Accountants

February 14, 2014

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	31,046
Deposit with clearing organization		25,000
Receivables from non-customers		708,129
Investments		102,516
Prepaid insurance		20,833
Fixed assets, at cost, less accumulated depreciation of $22,778		17,456
	$	904,980

See Notes to Financial Statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	597,872
Accounts payable		71,760
Payroll taxes payable		2,095
Other accrued expenses		28,100
Accrued income taxes		643
Loan payable - stockholder		3,121
Total Liabilities		703,591
Stockholders' Equity:		
Common stock, $.10 par value; 100,000 shares authorized and issued, 97,000 shares outstanding		10,000
Additional paid-in capital		41,800
Retained earnings		178,772
Accumulated other comprehensive income: Unrealized loss on marketable securities		(4,064)
		226,508
Less treasury stock - 3,000 shares at cost		25,119
		201,389
	$	904,980

Trustmont Financial Group, Inc.

Statement of Income and
Comprehensive Income

Year Ended
December 31, 2013

Revenues:	
Commissions and fees	$ 10,096,207
Fees charged to representatives	460,213
Expense reimbursements	109,270
Investment income, net	13,746
Other income	196,082
	10,875,518
Operating Expenses:	
General and administrative expenses	10,821,966
Depreciation expense	3,713
Interest expense	486
	10,826,165
Earnings Before Income Taxes	49,353
Income Taxes	14,300
Net Earnings	35,053
Other Comprehensive Income:	
Unrealized loss on marketable securities	(4,064)
Total Comprehensive Income	$ 30,989

See Notes to Financial Statements.

Trustmont Financial Group, Inc.

Statement of Changes
in Stockholders' Equity

Year Ended
December 31, 2013

Common Stock:	
Balance, January 1 and December 31	$ 10,000
Additional Paid-In Capital:	
Balance, January 1 and December 31	41,800
Retained Earnings:	
Balance, January 1	143,719
Net earnings for the year	35,053
Balance, December 31	178,772
Accumulated Other Comprehensive Income, net of income tax:	
Balance, January 1	-
Unrealized holding loss on marketable securities	(4,064)
Balance, December 31	(4,064)
Treasury Stock:	
Balance, January 1, and December 31	(25,119)
	$ 201,389

See Note to Financial Statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended
December 31, 2013

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net earnings	$ 35,053
Adjustments to reconcile net earnings to net cash used by operating activities:	
Depreciation expense	3,713
Gain on investments	(13,032)
Reinvested dividends	(709)
(Increase) decrease in:	
Receivables from non-customers	(235,396)
Prepaid income taxes	6,513
Prepaid insurance	3,800
Increase (decrease) in:	
Commissions payable	129,384
Accounts payable	29,936
Payroll taxes payable	(401)
Accrued pension contribution	(34,919)
Other accrued expenses	20,285
Accrued income taxes	643
Net cash used by operating activities	(55,130)
Cash flows from financing activities:	
Payments on shareholder loan	(12,101)
Net cash used by investing activities	(12,101)
Net Decrease in Cash and Cash Equivalents	(67,231)
Cash and Cash Equivalents, beginning of year	98,277
Cash and Cash Equivalents, end of year	$ 31,046

See Notes to Financial Statements.

Supplemental Disclosure of Cash Flows:

Cash paid during year for:

Income Taxes Paid:		
Federal	$	4,081
State		3,063
	$	7,144
Interest	$	486

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended
December 31, 2013

A. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is headquartered in Greensburg, Pennsylvania.

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis. The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2013, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review. The Company has evaluated subsequent events through February 14, 2014, which is the date the financial statements were available to be issued.

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Investments. The Company carries investments primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities classified as "available-for-sale" are reported at their fair values based upon quoted market prices. Equity securities with no readily available market are carried at cost. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Vehicle and office equipment is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $65,695 for the year ended December 31, 2013.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income taxes on the temporary differences between the basis of asset and liabilities for financial statement and income tax purposes have not been recorded in these financial statements due to the immaterial nature of these differences. It is the Company's policy not to take uncertain tax positions.

C. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

D. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $137,936, and a net capital ratio (aggregate indebtedness divided by net capital) of 5.10 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation.

E. Investments

Investments at December 31, 2013 consist of the following:

FDIC insured deposit account		$ 61,816
Equity securities - available-for-sale:		
Cost	28,594	
Net unrealized loss	(4,064)	
		24,530
Equity securities - no readily available market, at cost		16,170
		$ 102,516

The unrealized loss is reported as accumulated other comprehensive income as a separate component in stockholders' equity.

F. Fixed Assets

Fixed assets utilized by the Company are primarily owned by either the majority stockholder of the Company or Trustmont Advisory Group, Inc., an entity related by common ownership.

Fixed assets, recorded at cost, at December 31, 2013 consist of the following:

Automobile	$ 37,129
Office equipment	3,105
	40,234
Less accumulated depreciation	22,778
Net fixed assets	$ 17,456

G. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

H. Income Taxes

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2013, the Company's open audit periods are 2010 through 2013 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

H. Income Taxes (Continued)

The provision for income taxes in the statement of income and comprehensive income consists of the following components:

Currently payable:		
Federal	$	9,000
State		5,300
	$	14,300

I. Loan Payable - Stockholder

The Company's primary stockholder loaned the Company $35,000 in 2011 under an installment note, bearing interest at 5% per annum, payable in monthly payments, of $1,049 including interest, through March 2014.

J. Pension Plan

The Company maintained a simplified employee pension plan (SEP), which was terminated during 2013, and maintains a SIMPLE plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made to the SEP at the option of management. The salaries and related benefits account on the statement of income and comprehensive income includes $16,539 in matching contributions by the Company in the SIMPLE plan. The Company contributed $40,010 to the SEP plan, which was 12% of eligible salaries, prior to plan termination.

K. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which expires February 2018 and provides for monthly lease payments of $4,099 through February 2013 and increased to $4,526 through February 2014 with a 2 1/2% escalaton per year over the remainder of the lease term. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2013, rent expense under this lease amounted to $54,014.

K. Lease Commitments (Continued)

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2014	$ 55,438
2015	56,824
2016	58,244
2017	59,700
2018	9,991
	$ 240,197

L. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company.

Errors and omission insurance for the company and its representatives is provided by Provest Indemnity Limited (PIL). PIL is an offshore captive insurance company, as defined in Internal Revenue Code 831(b), in the British Virgin Islands. The majority stockholder of the Company is the sole shareholder of PIL. Payments to PIL during the year ended December 31, 2013 amounted to $270,000.

The Company rents office space from PIL on a month-to-month basis for $2,500 per month. This expense is included in office rent on the statement of income and comprehensive income and amounted to $30,000 for the year ended December 31, 2013.

The Company subleases a portion of their office space for $1,200 a month to an entity owned by one of the Company's minority shareholders. Rental income under this sublease amounted to $15,600 for the year ended December 31, 2013 and is included in other income on the statement of income and comprehensive income.

M. Regulatory Assessment

In lieu of litigation, and without admitting or denying certain allegations made by the Commonwealth of Pennsylvania's Department of Banking and Securities, Bureau of Securities Licensing, Compliance and Enforcement, the Company agreed to the terms of a Consent Agreement and Order on November 12, 2013. The terms included a $100,000 administrative assessment, reimbursement of investigation and legal costs of $25,000 and certain other representations as set forth in the Consent Agreement. As of December 31, 2013, $50,000 is still due to the Department and is included in accounts payable on the statement of financial condition. In addition, the Company received in 2013 an insurance claim in the amount of $105,000 related to this settlement which is included in other income on the statement of income and comprehensive income.

The Department alleged that the Company employed an agent that was engaged in "outside business activities" as that term is defined by FINRA Rule 3720, and "private securities transactions" as that term is defined by NASD Rule 3040 / FINRA (proposed) Rule 3210. The Department claims that the Company knew or should have known that its agent was engaged in the above activities but failed to reasonably supervise its agent's conduct related to those activities.

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities and and Exchange Act of 1934

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have audited the financial statements of Trustmont Financial Group, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 through 16, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 14 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 14 through 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 14, 2014

Trustmont Financial Group, Inc.

Computations of Net Capital
and Aggregate Indebtedness

Year Ended
December 31, 2013

Net Capital:	
Total stockholders' equity	$ 201,389
Deductions:	
Non-allowable assets:	
Petty cash	200
Receivables from non-customers	4,751
Securities not readily marketable	16,170
Prepaid insurance	20,833
Fixed assets	17,456
Total non-allowable assets	59,410
Other deductions	363
Net Capital Before Haircuts on Security Positions	141,616
Haircuts on Securities:	
Other securities	(3,680)
Net Capital	137,936
Net Capital Requirement	46,906
Net Capital in Excess of Minimum Requirements	$ 91,030
Aggregate Indebtedness	$ 703,591
Ratio of Aggregate Indebtedness to Net Capital	5.10

See Independent Auditor's Report
on Supplementary Information.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	137,936
Audit Adjustments:		
Current year tax provision		7,156
Accrued audit fees and rent		17,700
Depreciation expense		3,713
Interest expense		(850)
		27,719
Changes to Non-Allowable Assets:		
Receivables from non-customers		(78,612)
Prepaid income taxes		(6,513)
Fixed assets		(3,713)
		(88,838)
Net Capital Per Broker/Dealer's Unaudited Part II	$	76,817

Trustmont Financial Group, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Trustmont Financial Group, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

See Independent Auditor's Report
on Supplementary Information.

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2013

Salaries and related benefits	$	975,949
Commissions		8,523,869
Professional fees		149,208
Clearance fees		43,625
Regulatory fees		143,932
Telephone and utilities		31,109
Office supplies and expense		42,945
Postage		14,416
Software and information technology expense		167,149
Office rent		84,014
Regulatory assessment		125,000
Insurance		292,878
Advertising and promotion		65,695
Compliance		71,828
Automobile, travel, meals and entertainment		62,153
Miscellaneous		28,196
	$	10,821,966

See Independent Auditor's Report on Supplementary Information.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report on Internal Control Required by SEC 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

In planning and performing our audit of the financial statements of Trustmont Financial Group, Inc. (Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 14, 2014

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Trustmont Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trustmont Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trustmont Financial Group, Inc.'s management is responsible for Trustmont Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 14, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036439 FINRA DEC
TRUSTMONT FINANCIAL GROUP INC 12*12
SCENIC DRIVE PROFESSIONAL CENTER
200 BRUSH RUN RD STE A
GREENSBURG PA 15601-8714

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2854.00

B. Less payment made with SIPC-6 filed (exclude interest) (1262.00)
7/31/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1592.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1592.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1592.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trustmont Financial Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,875,518.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,954,324.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	13 032.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Please see attached (Deductions in excess of $100,000 require documentation)	766,529.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,141,633.00
2e. General Assessment @ .0025	$ 2854.00 (to page 1, line 2.A.)

Damratoski & Company PC

Corporate One West
Suite 350
1195 Washington Pike
Bridgeville, PA 15017

412.257.2882
412.257.2888 Fax
www.damratoski.com

Certified
Public Accountants

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